Investment Office (916) 795-3400 phone (916) 796-2842 fax www.calpers-governance.org

January 27, 2012

Dear Apple Inc. Shareowner:

SUPPORT PROPOSAL #7 TO PROVIDE FOR MAJORITY VOTE IN DIRECTOR ELECTIONS

We are writing to ask for your support to vote FOR Proposal #7 at the Apple Inc. February 23, 2012 annual meeting of shareowners. CalPERS is the nation’s largest public pension fund with approximately $229 billion in assets and as of record date December 27, 2011, CalPERS owned approximately 2,776,506 shares of Apple common stock.

Proposal #7 is a non-binding shareowner proposal asking the Board of Directors to amend the Company’s articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

73 PERCENT SHAREOWNER SUPPORT AT THE 2011 ANNUAL MEETING

At Apple’s 2011 annual meeting a CalPERS shareowner proposal requesting the adoption of a majority vote standard received support from over 73% of the voting shares. Despite this level of overwhelming support the shareowner request remains outstanding.

MAJORITY VOTING STANDARDS BECOMING MORE PREVELANT

Plurality voting is rapidly being replaced with majority voting in uncontested director elections. This trend not only applies to mid-sized and small companies, there is a growing number of large companies adopting a majority vote standard. Approximately 80% of the companies in the S&P 500 and 60% of the companies in the Russell 1000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.

CALIFORNIA LAW IS NOT A BARRIER TO MAJORITY VOTING

CalPERS believes California law should not be viewed as an obstruction when considering the adoption of majority vote. A growing number of California incorporated companies have adopted some form of majority voting – examples include leading companies in the S&P 500 – such as Cisco Systems, Edison International, PG&E, and Sempra Energy. These companies have adopted the provision contrary to the belief that the mechanics of California law create additional difficulties and complexities.

CalPERS Public Employees’ Retirement System Shareowner Alert

CURRENT PLURALITY STANDARD DISENFRANCHISES SHAREOWNERS

CalPERS believes that a plurality voting standard effectively disenfranchises shareowners when directors run unopposed. Under the existing plurality standard, uncontested director nominees can be elected with a single “For" vote because “Withheld” votes have no legal effect. Under our proposed majority voting standard, director candidates in uncontested elections must receive the affirmative vote of a majority of shares represented and voting at a duly held meeting in which a quorum is present.

VOTE FOR PROPOSAL #7 – MAJORITY VOTING FOR DIRECTOR ELECTIONS

We urge you to vote “FOR” proxy proposal #7 asking Apple to take the steps necessary to institute a majority voting standard for the uncontested election of directors in place of the existing plurality standard. Should you have any proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Sincerely,

ANNE SIMPSON

Senior Portfolio Manager – Head of CalPERS Corporate Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to Apple Inc.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165

CalPERS Public Employees’ Retirement System Shareowner Alert